Filed Pursuant to Rule 424(b)(3)
File Number 333-131333

PROSPECTUS SUPPLEMENT NO. 4

Prospectus Supplement dated October 12, 2006
to Prospectus declared
effective on May 9, 2006
(Registration No. 333-131333)
as supplemented by that Prospectus Supplement No. 1 dated August 9, 2006, that Prospectus Supplement No. 2 dated September 1, 2006
and that Prospectus Supplement No. 3 dated October 11, 2006.

PROXYMED, INC.

This Prospectus Supplement No. 4 supplements our Prospectus dated May 9, 2006, the Prospectus Supplement
No. 1 dated August 9, 2006, the Prospectus No. 2 dated September 1, 2006 and the Prospectus No. 3 dated
October 11, 2006.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 4 together with the Prospectus.

This Prospectus Supplement includes the attached Current Report on Form 8-K of ProxyMed, Inc., filed on
October 12, 2006 with the Securities and Exchange Commission.

Our common stock is listed on the Nasdaq National Market under the symbol “PILL.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is October 12, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
October 10, 2006

PROXYMED, INC.
(Exact name of registrant as specified in its charter)

Florida	000-22052	65-0202059
(State or other jurisdiction of	(Commission File No.)	(IRS Employer Identification
incorporation)		No.)

1854 Shackleford Court, Suite 200,
Norcross, Georgia 30093-2924
(Address of principal executive offices)

(770) 806-9918
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 1.01 Entry into a Material Definitive Agreement

The Purchase Agreement

On October 10, 2006, we entered into a Purchase Agreement (the “Purchase Agreement”) with Medical
Resource, LLC, a Delaware limited liability company (“MRL”), all of the members of MRL (the “MRL
Members”), National Provider Network, Inc., a Delaware corporation (“NPN”), the sole stockholder of NPN (the
“NPN Stockholder”), Residential Health Care, Inc., a New Jersey corporation (“RHC”) and all of the shareholders of RHC (the “RHC Shareholders,” together with MRL, the MRL Members, NPN, the NPN Stockholder and RHC, the “Selling Parties”), pursuant to which we purchased: (i) one hundred percent (100%) of the membership interests of MRL, (ii) one hundred percent (100%) of the outstanding capital stock of NPN; and (iii) all of the contracts and certain data of RHC related to RHC’s Preferred Provider Organization (“PPO”) business, for an aggregate purchase price of Five Million Dollars ($5,000,000) (the “Purchase Price”). The Purchase Price was paid as follows: at the closing of the Purchase Transaction (as defined below) which also took place on October 10, 2006 (the “Closing”),
(i) we delivered Three Million Dollars ($3,000,000) in the aggregate in cash to the Selling Parties, and (ii) we issued promissory notes to each of (x) RHC and (y) the MRL Members, collectively, each in the original principal amount of One Million Dollars ($1,000,000) (each a “Note,” and collectively the “Notes”). The terms of the Notes are described below under Item 2.03. The transaction is referred to herein as the “Purchase Transaction”. A copy of our Press Release related to the Purchase Transaction is attached as Exhibit 99.1.

Pursuant to the Purchase Agreement, each of the Selling Parties has agreed to indemnify us for a period of two (2) years for any breach of the representations, warranties or covenants included in the Purchase Agreement;
however, our sole remedy under such indemnification provisions is a right of setoff against the principal amount under the Notes.

In connection with the Purchase Transaction, we also entered into the following agreements: (a) an
Employee Lease Agreement dated October 10, 2006 with RHC (the “Employee Lease Agreement”), (b) an
Assignment and Assumption Agreement dated October 10, 2006 with RHC (the “Assignment and Assumption
Agreement”); (c) a Non-Competition and Non-Solicitation Agreement with Harvey Mitgang, an interest holder of
A.C.E Health, LLC, the sole stockholder of NPN (the “Mitgang Non-Compete”), and (d) a Non-Competition and
Non-Solicitation Agreement with John Zubak, an interest holder of A.C.E Health, LLC, the sole stockholder of NPN
(the “Zubak Non-Compete,” collectively with the Mitgang Non-Compete, the “Non-Compete Agreements”).

The Employee Lease Agreement

Pursuant to the Employee Lease Agreement, RHC has leased to us certain of RHC’s employees for the purpose of assisting us in the migration of certain data and software assets from RHC’s electronic systems to our electronic systems. The Employee Lease Agreement will be in effect for a period of ninety (90) days at which time it will automatically expire.

The Assignment and Assumption Agreement

Pursuant to the Assignment and Assumption Agreement, RHC assigned to us certain specific assets related to its PPO business (the “RHC Assets”), including, without limitation, certain customer contracts related to its PPO business (the “Assumed Contracts”), and we have assumed all of RHC’s right, title and interest in and to the RHC
Assets and assumed the obligations under the Assumed Contracts that arise after the Closing.

The Non-Compete Agreements

The Non-Compete Agreements are for a period of eighteen (18) months (the “Non-Compete Term”).
Pursuant to the Non-Compete Agreements, neither Mr. Mitgang nor Mr. Zubak (the “Sellers”) will, during the Non-
Compete Term: (i) directly or indirectly (through the Sellers family, an entity directly or indirectly controlled by the
Sellers or otherwise), engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, or be employed by a PPO; (ii) directly or indirectly (through the
Sellers family, an entity directly or indirectly controlled by the Sellers or otherwise), either for himself or any other person: (a) induce or attempt to induce any of our employees or consultants to leave our employ; (b) in any way interfere with the relationship between us, or any of our subsidiaries, with any of our employees or consultants; or
(c) cause or encourage any other individual or corporation to do either of the foregoing; or (iii) directly (in each
Sellers capacity or as an officer of a corporate entity) or direct any third party to sell any Stand Alone Group Health
PPO Access (defined below) to, or enter into any agreement for the sale of Stand Alone Group Health PPO Access with, any entity that is a party to a Company Material Contract as such term is defined in the Purchase Agreement.
“Stand Alone Group Health PPO Access” means group health PPO access that is not bundled with any other product; provided, however, that any group health PPO access that is bundled with another product and such bundled product offering is not a product offering that is offered by the Sellers to its customers generally, then such bundled group health PPO access shall be deemed Stand Alone Group Health PPO Access for purposes of the Non
Compete Agreements.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet
Arrangement of Registrant.

In connection with the Purchase Transaction, on October 10, 2006, we issued a Note to each of (x) RHC and (y) the MRL Members, collectively, each in the original principal amount of One Million Dollars ($1,000,000).
The Notes are due and payable as follows: we shall make twenty-four (24) equal monthly payments of principal and interest on the Notes. The entire unpaid principal balance of the Notes, plus all accrued interest thereon remaining unpaid, shall be due and payable in full on October 10, 2008. The Notes accrue interest at a rate of seven percent
(7%) per annum. Pursuant to the Notes, we are entitled to a right of offset against the principal amount owed under each Note of any amount to which we are entitled pursuant to the indemnification provisions set forth in the
Purchase Agreement. In the event of an offset, the principal amount of each Note shall be appropriately reduced.

Item 9.01	Financial Statements and Exhibit.
(d)	Exhibits
Exhibit No.	Description
99.1	Press release of MedAvant dated October 12, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ProxyMed, Inc.

Date:	October 12, 2006	/s/ John G. Lettko

John G. Lettko
President and Chief Executive Officer

EXHIBIT 99.1

Investor Relations Contact:	Media Contacts:
Emily Pietrzak	Sarah Zimmerman
MedAvant Healthcare Solutions	MedAvant Healthcare Solutions
925-765-4410	404-368-2598
epietrzak@medavanthealth.com	szimmerman@medavanthealth.com

MEDAVANT TO ACQUIRE MEDICAL RESOURCE, LLC AND NATIONAL PROVIDER
NETWORK, INC. FOR $5 MILLION

Acquisition will Enhance Reach for MedAvant’s National Preferred Provider Network (NPPN™)
by Nearly 50% and Deliver Between $0.05 and $0.07 in Earnings Per Share

ATLANTA, GA. -- (October 12, 2006) -- MedAvant Healthcare Solutions (NASDAQ: PILL), a
leader in healthcare technology and transaction services, today announced it has signed a definitive agreement to acquire Medical Resource, LLC (“MRL”) and National Provider Network, Inc. for
$5.0 million in total consideration. The purchase price is comprised of $3.0 million in cash, which will be funded with MedAvant’s current credit facility, and a $2.0 million note payable that bears interest at 7% per annum. The note matures in two years and is payable in equal monthly installments of principal and interest. The acquisition has closed and the transition and integration of new business is expected to be complete by the middle of the fourth quarter.

MedAvant’s National Preferred Provider Network (NPPN™) is currently comprised of more than
450,000 physicians, 3,650 acute-care hospitals and 65,000 ancillary facilities. The acquisition of
Medical Resource’s National Provider Network is expected to increase the share of direct contracts within NPPN by almost 50%. The addition of MRL and the National Provider Network is expected to generate approximately $1.0 million in annualized revenue and save MedAvant $0.8 million in direct recurring operating costs. As a result, MedAvant expects the transaction to be immediately accretive to the Company’s annualized operating results in a range of $0.05 to $0.07 per share.

The combined network is comprised of 100% direct contracts with approximately 175,000 physicians, 1,900 hospitals and 15,000 ancillary providers in all 50 states. The network ideally complements NPPN’s direct contracts and existing relationships with network affiliates by adding a significant number of providers in states such as Maryland, New York, Missouri, Michigan, Iowa and Indiana.

“We will continue to build stronger relationships with providers and bolster our offerings to payers and the strength of our PPO network is paramount to our success. This acquisition vaults us into the leadership position in several targeted regions by increasing our direct contracts with providers and leading hospital systems in those areas,” said John Lettko, President and CEO of MedAvant.
“Furthermore, because we’ve leased access to this network for over four years, we expect that the

- MORE -

immediate reduction in fees paid to lease these networks will create financial benefits for the
Company which are significant and immediately accretive.”

About MedAvant Healthcare Solutions

MedAvant, a leader in healthcare technology services, provides healthcare transaction processing, medical cost containment services through NPPN™, business process outsourcing solutions and related value-added products to physicians, payers, pharmacies, medical laboratories, and other healthcare suppliers. To facilitate these services, MedAvant operates Phoenix(SM), a highly scalable and secure national information platform, which supports real-time direct connectivity and transaction processing between healthcare clients. For more information about MedAvant, please visit the Company's website at http://www.medavanthealth.com. MedAvant is a trade name of
ProxyMed, Inc.

Forward Looking Statement

Statements in this release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. In some cases, forward-looking statements can be identified by terminology such as "may," "should," "potential," "continue," "expects," "anticipates,"
"intends," "plans," "believes," "estimates," and similar expressions. Actual results could differ materially from projected results because of factors such as: the soundness of our business strategies relative to the perceived market opportunities; MedAvant's ability to successfully develop, market, sell, cross-sell, install and upgrade its clinical and financial transaction services and applications to current and new physicians, payers, medical laboratories and pharmacies; the ability to compete effectively on price and support services; MedAvant's ability and that of its business associates to perform satisfactorily under the terms of its contractual obligations, and to comply with various government rules regarding healthcare and patient privacy; entry into markets with vigorous competition, market acceptance of existing products and services, changes in licensing programs, product price discounts, delays in product development and related product release schedules, any of which may cause revenues and income to fall short of anticipated levels; the availability of competitive products or services; the continued ability to protect the company's intellectual property rights, implementation of operating cost structures that align with revenue growth; uninsured losses; adverse results in legal disputes resulting in liabilities; unanticipated tax liabilities; the effects of a natural disaster or other catastrophic event beyond our control that results in the destruction or disruption of any of our critical business or information technology systems. Any of these factors could cause the actual results to differ materially from the guidance given at this time. For further cautions about the risks of investing in MedAvant, we refer you to the documents MedAvant files from time to time with the Securities and Exchange Commission, including, without limitation, its most recently filed Annual Report on Form 10-
K/A. MedAvant does not assume, and expressly disclaims, any obligation to update information contained in this document. Although this release may remain available on our website or elsewhere, its continued
availability does not indicate that we are reaffirming or confirming any of the information contained herein.

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